                                         December 8, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Re: MultiPlan Corporation
Request for Withdrawal of Amendment No. 1 to Registration Statement
on Form S-3 (File No. 333-260783) filed on December 3, 2021
(Accession No. 0001793229-21-000136)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), MultiPlan Corporation (the “Company”), hereby requests the withdrawal of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (filed under File No. 333-249779), filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 3, 2021. Amendment No. 1 was inadvertently filed under the incorrect file/film number in the Commission’s Electronic Data Gathering and Retrieval system and was intended to be filed under File No. 333-260783 which was stated on the face of the filing. The Company wishes to withdraw Amendment No. 1 to correct this error. The Company intends to file a revised Amendment No. 1 solely to rectify the file/film number error specified above.

The original Registration Statement on Form S-3 (File No. 333-260783) filed with the Commission on November 4, 2021 should remain in place and is not subject to this withdrawal request.

Please contact our counsel, Bill Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP, at (650) 251-5110 if you have any questions.

                Sincerely,

                    MULTIPLAN CORPORATION

By:	/s/ Jeffrey Doctoroff
                Name: Jeffrey Doctoroff
                Title: Senior Vice President, General Counsel and Secretary